Exhibit 99.06

Renewed Support for the Matawinie Project

Nouveau Monde provides update on its social acceptability efforts

SAINT-MICHEL-DES-SAINTS, Quebec, Jan. 28, 2020 -- In a spirit of ethical and responsible development, Nouveau Monde Graphite Inc. (“Nouveau Monde” or “NMG”) (TSX.V: NOU; OTCQX: NMGRF; Frankfurt: NM9) has launched many initiatives since the discovery of the Matawinie graphite deposit in 2015 to align its project with the context, concerns and values of the local community. The most recent survey conducted by Léger confirms favourable reception of the project in Upper Matawinie, with 82% of respondents calling the project positive or very positive.

This survey follows the one conducted in fall 2018 regarding the community’s opinion about the project. Nouveau Monde mandated Léger to repeat the exercise using the same methodology to measure perceptions of the project over time. The results have remained consistent, with an equivalent rate of support (83% in 2018 and 82% in 2019) and viewpoints that remain positive regarding economic benefits (89%) and community integration with respect to quality of life (76%) and the environment (70%).

“Like any other natural resource, graphite represents a source of collective wealth, and we must take care to develop it with the acceptance and in the interest of the local community and all Quebecers,” said Eric Desaulniers, President and CEO of Nouveau Monde. “In addition to informal discussions with our fellow citizens and partners, the survey results show that we have been able to reconcile social, environmental and economic factors to develop a project that holds promise for the region.”

The survey also indicated that demonstration operations have been deployed in an acceptable way and that the community is sensitive to environmental protection. As a matter of fact, Nouveau Monde's technical team will attend the Bureau d'audiences publiques sur l'environnement’s (BAPE) public sessions that start tonight in Saint-Michel-des-Saints to answer questions about the project.

Partnerships and progress

In addition to refining the project, open dialogue with the community has helped identify avenues for integration and revealed a strong interest in training, employment and business opportunities. Below is an overview of these initiatives based on the three pillars of sustainable development:

•	Launch of the Mining and Forestry Essentials social and occupational integration program for the Indigenous community, led by the sectoral committee on mining industry labour in collaboration with the Upper Matawinie labour training committee: Nouveau Monde will participate in the Manawan career day on Thursday, January 30 to present the program along with the job and business opportunities associated with the project.

•	In partnership with Scierie St-Michel and La Granaudière, launch of a diploma of vocational studies (DVS) in production equipment operation: The Commission scolaire des Samares will launch the first cohort in spring 2020.

•	Limitation of the project’s impacts within 1 km of the mining site: Nouveau Monde has implemented a proactive voluntary acquisition program to help owners within this radius avoid nuisances due to their proximity to the mining site. So far, agreements have been reached with all landowners in the area who expressed an interest.

•	Maximization of economic benefits in the region through business partnerships, a resolution promoting local procurement, and information meetings for entrepreneurs.

•	Creation of a territory integration plan to ensure that the development of the site is aligned with Saint-Michel-des-Saints’ environment and tourism culture: Nouveau Monde is proposing an eco-adventure park, a graphite interpretation centre with industrial tours, a residential development, and upgrading of spaces within 1 km of the project.

•	Signing of a collaboration and benefit-sharing agreement with the municipality of Saint-Michel-des-Saints and a pre-development agreement with the Atikamekw community.

•	Responsible and low-carbon extraction of graphite in the Tony Block to supply the lithium-ion battery market and support the development of Quebec's transportation electrification sector: Nouveau Monde is developing the world's first 100% electric open-pit mine.

Nouveau Monde has also made use of new provisions under the law to directly present the Matawinie project at the BAPE public hearings to engage in open and transparent consultations with all stakeholders. The company invites the public to actively participate in this democratic exercise so that the project can be thoroughly reviewed and recommendations can be issued to enhance any relevant components.

Survey sample and methodology

A telephone survey was conducted from November 29 to December 15, 2019 with a sample of 301 residents and recreational visitors in Saint-Michel-des-Saints, Saint-Zénon and Saint-Guillaume-Nord. The respondents were on a list of contacts provided by ASDE Survey Sampler. Calls were made in the evening and on weekends to reach as many residents and recreational visitors as possible.

To obtain a representative sample of the study population, the survey results were weighted according to Statistics Canada data based on place of residence, sex and age. The Léger survey report is available online.

Investor relations

The Corporation entered into an agreement for an indefinite term with Ms Lalli pursuant to which she handles investor relations activities. Ms Lalli is an employee of the Corporation and receives a base salary in line with market condition and is entitled to stock options. Ms Lalli owns direct interest in the Corporation given that she is a shareholder. Investors may refer to the press releases of Nouveau Monde dated October 31, 2019 and November 29, 2019 for further information regarding the background of Ms Lalli.

ABOUT Nouveau Monde Graphite

Nouveau Monde Graphite is developing the Matawinie graphite mining project, located in Saint-Michel-des-Saints, 150 km north of Montréal, QC. At the end of 2018, the Company published a Feasibility Study which revealed strong economics with projected graphite concentrate production of 100,000 tonnes per year, with an average concentrate purity of 97%, over a 26-year period. Currently, Nouveau Monde operates a demonstration plant where it produces concentrated flake graphite, which is being sent to potential North American and international clients for the qualification of its products. In a perspective of vertical integration within the electrical vehicle market, Nouveau Monde is planning a large-scale secondary graphite transformation facility, catering to the needs of the booming lithium-ion battery industry. Dedicated to high standards of sustainability, the Matawinie graphite project will be the first of its kind to operate as an all-electric, low-carbon mine.

Media	Investors
Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to generally, or the “About Nouveau Monde Graphite” paragraph which essentially describe the Corporation’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca